

March 4, 2016

Clifford R. Cone, Esq.
Clifford Chance US LLP
31 W 52nd Street
New York, NY 10019

Re: NorthStar Real Estate Capital Income Fund-T
       Registration Statement on Form N-2
       File Nos.: 333-209380; 811-23133

Dear Mr. Cone:

NorthStar Real Estate Capital Income Fund-T (the "Fund") filed a draft shelf registration statement on February 4, 2016 (the "Registration Statement"), for the purpose of registering common shares of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement.

3. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

4. Please confirm that the Fund and/or the Master Fund do not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

5. Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Fund's Board of Trustees.

Summary of Terms

Page 3

6. The sub-section titled "The Advisors" contains lengthy disclosure regarding NorthStar's management of other investment companies and expertise developed in operating such companies, including claims that NorthStar and its affiliates have developed "significant expertise in operating publicly-registered companies." As the Advisors are newly created entities with no track record of managing publicly-registered investment companies, such disclosures are potentially misleading and not sufficiently relevant to be included in the Summary of Terms section. Similarly, any statements regarding the Advisors' sophistication, experience and successful execution of unrelated investment strategies should also be removed.

Page 11

7. Discuss in the correspondence the method for accounting for Organizational and Offering ("O&O") costs on the books of the Fund. Include in the correspondence the literature that supports the accounting for O&O costs for a continuously offered closed-end fund. In addition, please note in the correspondence whether the Fund is limited in the accrual for O&O costs to 1% of the aggregate gross proceeds raised to date when preparing financial statements.

Risk Factors

Page 58

8. The disclosure states that the Fund's and the Master Fund's organizational documents contain ownership restrictions that generally prohibit a person from directly or constructively owning more than 9.8% in value of the aggregate of the outstanding shares of the stock of the Master Fund, the Trust and the REIT Subsidiary. It is further disclosed that the restrictions will not apply unless and until the REIT Subsidiary's board of directors, the Board or the Master Fund's Board, as applicable, determine that such restrictions would not result in the Trust or the Master Fund violating the provisions of the Investment Company Act. In your response, please explain to the Staff why the Fund and the Master Fund do not need to obtain exemptive relief under Section 23(c) and Rule 17(d)(1) under the Investment Company Act or remove the restrictions from the organizational documents of the funds.

Plan of Distribution

Page 184

9. The disclosure states that the ongoing distribution and servicing fee is not expected to exceed 4.0% of the gross proceeds of the offering. Please explain the assumptions underlying this expectation.

Part C

Item 25. Financial Statements and Exhibits

10. The investment advisory agreement between the REIT Subsidiary and its investment adviser(s) is a material contract that should be attached as an exhibit to the Registration Statement.

* * * * * *

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * * *

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

Asen Parachkevov
Attorney Adviser